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                                  UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                 TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

For the month of March 24, 2003.
                 ---------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant
to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes / /   No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-_______________________.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DOMAN INDUSTRIES LIMITED
                                      ------------------------------------------
                                                  (Registrant)

Date  March 24, 2003              By          /s/ Philip G. Hosier
      -------------------------       ------------------------------------------
                                                  (Signature) *

Philip G. Hosier, Vice President, Finance and Secretary
---------------------------------------------------------------------
* Print the name and title under the signature of the signing officer

                                     DOMAN INDUSTRIES LIMITED
                                     435 Trunk Road
[DOMAN INDUSTRIES LIMITED LOGO]      Duncan, British Columbia
                                     Canada  V9L 2P9

                                     Telephone: (250) 748-3711
                                     Facsimile: (250) 748-6045


                              N E W S  R E L E A S E


                      DOMAN REPORTS FOURTH QUARTER RESULTS

FOR IMMEDIATE RELEASE

March 24th, 2003 - Duncan, British Columbia, Rick Doman, President & CEO of Doman Industries Limited, announced today the Company's fourth quarter and 2002 results.

Introduction
------------

(i) On November 7, 2002 the Company announced that it had reached agreement in principle with the holders of a majority of the company's unsecured notes on a plan to consensually restructure the Company's financial affairs.

     The plan was designed specifically to keep Doman intact and establish a capital structure that will position the Company as a strong long-term competitor in the British Columbia coastal forest products industry. The plan will reduce the Company's long-term debt from US$673 million to US$273 million and provide a minimum US$32.5 million in funds for working capital purposes.

     As part of the plan, on November 7, 2002, the Company obtained a B.C. Supreme Court order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the order, and subsequent extensions, has been to stay the Company's current obligations to creditors until April 30, 2003 or such later date as the Court may authorize, in order that a Plan of Compromise or Arrangement (the "Plan") can be approved and implemented. It is anticipated that the Plan will be approved by the Court for presentation to its creditors.

(ii) Results in the fourth quarter include a write-down of assets of $64.3 million which is described in more detail below.

Sales
-----

Sales for the year ended December 31, 2002 were $634.9 million compared to $770.0 million in 2001. Sales in the fourth quarter of 2002 were $169.4 million compared to $161.2 in the same quarter of 2001.

Sales in the solid wood segment were $463.7 million for the year ended December 31, 2002 compared to $532.0 million in 2001 as a result of lower sales volumes for both lumber and logs. Solid wood sales in the fourth quarter of 2002 of $118.5 million closely matched the $118.4 million in the same period of 2001.

Pulp sales for the year ended December 31, 2002 were $171.2 million, compared to $238.0 million in 2001. Pulp sales in the fourth quarter of 2002 increased to $50.9 million from $42.8 million in the same period of 2001 as increased sales of NBSK pulp more than offset the lower sales of dissolving sulphite pulp.


EBITDA(NOTE)
------

EBITDA for the year ended December 31, 2002 increased to $53.4 million from $11.9 million for the year ended December 31, 2001.

In the fourth quarter of 2002, EBITDA was $13.2 million compared to $20.7 million in the immediately preceding quarter and $(13.0) million in the fourth quarter of 2001. EBITDA for the solid wood segment in the fourth quarter of 2002 was $19.1 million compared to $19.3 million in the third quarter of 2002 and $(8.7) million in the fourth quarter of 2001. Results for the fourth quarter were adversely impacted by a $9.6 million provision for countervailing and antidumping duties on softwood lumber shipments to the U.S. The average lumber price, net of the provision of duties, was $497 per mfbm in the fourth quarter of 2002 compared to $542 per mfbm in the previous quarter and $510 per mfbm in the fourth quarter of 2001.

EBITDA for the pulp segment in the fourth quarter of 2002 was $(6.6) million compared to $4.7 million in the immediately preceding quarter and $(2.4) million in the fourth quarter of 2001. The Squamish pulpmill operated for 90 days in the fourth quarter producing 71,350 ADMT which was consistent with third quarter operations. NBSK prices dropped off in the fourth quarter before rallying again in early 2003. Prices for dissolving sulphite pulp were slightly weaker in the fourth quarter and the Port Alice pulpmill continued to take extensive downtime, operating for only 35 days and producing 16,061 ADMT.

Cash flow from operations for the year ended December 31, 2002, before changes in non-cash working capital, was $(66.9) million compared to $(104.3) million for the year ended December 31, 2001. Cash flow from operations in the fourth quarter of 2002, before changes in non-cash working capital was $(23.9) million compared to $(52.0) in the fourth quarter of 2001.

After changes in non-cash working capital, cash provided by operations was $(28.0) million for the year ended December 31, 2002 compared to $30.5 million for the year ended December 31, 2001. After changes in non-cash working capital, cash provided by operations in the fourth quarter of 2002 was $(14.7) million compared in $24.1 million in the fourth quarter of 2001.

The effect of the Court Order issued under the CCAA proceedings was to stay the Company's current obligations to creditors at November 7, 2002, as well as subsequent interest payments to bondholders. At December 31, 2002 payments to trade creditors of $18.6 million and an interest payment to bondholders of $9.1 million due on November 15, 2002 were stayed.

The Company's cash balance at December 31, 2002 was $22.6 million. In addition, $36.6 million was available under its revolving credit facility.


Write-down of Assets
--------------------

The Company operates in a global environment and is affected by significant global events. A decline in the long-term expected prices for the Company's lumber and pulp products caused by over supply compared to demand, the entry of low cost producers from other countries increasing supply and lowering prices, the increase in forest practices and environmental regulation increasing costs and the softwood lumber dispute with the United States preventing access to our largest customer base, have forced the Company to review its property, plant and equipment to determine the future operating plans of logging, sawmill and pulpmill assets.

The Company is conducting a review of its Port Alice pulpmill in conjunction with the union at Port Alice in order to determine whether the costs at Port Alice can be reduced to allow the mill to be profitable. The Company intends to work with the union in order to reduce costs at Port Alice and justify its continuing operation. There can be no certainty that this process will succeed. Although recent studies indicate that the Port Alice pulpmill has the potential to achieve positive cash flows with manning reductions and capital upgrades, Canadian generally accepted accounting principles dictate that the net recoverable test should not consider these contingent events as there is no certainty they will be successfully implemented.

At December 31, 2002, the Company reviewed the carrying value of its pulp mills and sawmills and determined that based on current economic conditions and plans, the carrying values for one of the Company's pulp mills and its sawmill assets were not likely recoverable from future cash flows from operations and or sale. As a result, the Company has recorded a $58.7 million write-down of its Port Alice pulpmill assets including non-consumable supplies inventories, and a $5.6 million write-down of its sawmill assets.


Earnings
--------

The net loss before capital asset write-downs for the year ended December 31, 2002 was $(96.7) million and after asset write-downs was $(164.1) million or $(3.97) per share. This compares to a net loss before asset write-downs for the year ended December 31, 2001 of $(143.6) million and after write-downs of $(412.9) million or $(9.82) per share.

The net loss before asset write-downs for the fourth quarter of 2002 was $(22.6) million and after write-downs was $(86.9) million or $(2.07) per share. This compares to a net loss before asset write-downs of $(53.4) million for the year ended December 21, 2001 and after write-downs of $(322.6) million or $(7.62) per share.


Market & Operations Review
--------------------------

Lumber prices in the U.S. as measured by SPF 2 x 4 lumber, averaged approximately US$195 per mfbm in the fourth quarter of 2002 compared to US$221 per mfbm in the same period of 2001 and US$223 per mfbm in the third quarter of 2002. Prices for structural lumber increased initially in 2003 and US housing starts in January were strong, with a seasonally adjusted annual rate of 1,822,000. However, housing starts dropped to 1,622,000 in February, partly as a result of severe winter weather conditions, and single family permits, considered to be a leading indicator, were down 7%. Other uncertainties facing the British Columbia lumber industry relate to the ultimate outcome of the softwood lumber dispute with the U.S. and the impact of upcoming provincial forest policy reforms.

NBSK pulp markets weakened in the fourth quarter of 2002 with list prices to Europe averaging US$455 per ADMT compared to US$490 in the third quarter. Prices, however, have strengthened significantly in the first quarter of 2003 with two increases taking the price to US$520 per ADMT in March. With Norscan producers' pulp inventories dropping from 1.7 million tonnes in December to below 1.5 million tonnes at February 28, 2003, several producers, including Domans, have announced a further increase to US$560 per ADMT to Europe, effective April 1.

Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulpmill, remained generally weak in the fourth quarter of 2002. Although there has recently been some modest increase in commodity grade prices, production at Port Alice continues to be curtailed as the Company seeks ways to make the mill viable even at low points in the pulp cycle.

NOTE
----

EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INCLUDE AMONG
OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN.


For further information contact: P.G. Hosier (604) 665-6231

DOMAN INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                                         THREE MONTHS ENDED                  YEAR ENDED
                                                                            DECEMBER 31,                    DECEMBER 31,
                                                                    -----------------------------    ---------------------------
                                                                         2002           2001              2002          2001
                                                                         ----           ----              ----          ----
                                                                            (UNAUDITED)                       (AUDITED)
  Sales.........................................................      $ 169,409       $161,176         $634,934       $769,977

  Costs and Expenses
    Cost of goods sold before amortization......................        153,693        168,093          562,520        738,281
    Selling and administration..................................          2,543          6,149           19,036         19,831
                                                                      ---------      ---------        ---------      ---------
                                                                        156,236        174,242          581,556        758,112

  Operating earnings (loss) before amortization, write-down
    and other income and expense................................         13,173        (13,066)          53,378         11,865

  Amortization of property, plant and equipment.................         15,819         12,155           48,481         67,235
  Write-down of property, plant and equipment and related costs          64,298        291,737           67,454        291,737
                                                                      ---------      ---------        ---------      ---------

  Operating loss ...............................................        (66,944)      (316,958)         (62,557)      (347,107)
  Other income and expense:
    Cash interest...............................................        (26,077)       (27,316)        (102,714)      (100,954)
    Exchange (gains) and losses on long-term debt and
        amortization of debt issue costs........................          5,134        (10,986)           4,960        (72,408)
    Financial restructuring costs ..............................         (7,259)             -           (7,259)             -
    Other ......................................................          6,771         (2,530)           4,275         14,399
                                                                      ---------     ----------        ---------      ---------
  Loss before income taxes......................................        (88,375)      (357,790)        (163,295)      (506,070)
  Income tax (expense) recovery.................................          1,489         35,143             (810)        93,216
                                                                      ---------      ---------        ---------      ---------

  Net loss......................................................        (86,886)      (322,647)        (164,105)      (412,854)

  Provision for dividends on preferred shares...................          1,162          1,115            4,499          4,514
                                                                      ---------       --------        ---------      ---------

  Net loss attributable to common and non-voting shares.........        (88,048)      (323,762)        (168,604)      (417,368)
                                                                     ==========       ========      ===========    ===========

  Basic net loss per share......................................          (2.07)         (7.62)           (3.97)         (9.82)

  Diluted net loss per share....................................          (2.07)         (7.62)           (3.97)         (9.82)

  Average number of common and non-voting shares
     outstanding (000's)                                                 42,481         42,481           42,481         42,481

DOMAN INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF DOLLARS)


                                                               THREE MONTHS ENDED             YEAR ENDED
                                                                  DECEMBER 31,               DECEMBER 31,
                                                            -------------------------  --------------------------
                                                                2002        2001           2002         2001
                                                                ----        ----           ----         ----
                                                                  (UNAUDITED)                  (AUDITED)
Operating Activities
   Net loss................................................   $(86,886)   $(322,647)    $(164,105)    $(412,854)
   Add (deduct) items not involving cash:
     Write-down of property, plant and equipment ..........     53,288      276,158        53,288       276,158
     Amortization of property, plant and equipment ........     15,819       12,155        48,481        67,235
     Amortization and writedown of deferred charges........      5,128        1,363         9,069         5,846
     Foreign currency translation loss (gain)..............     (6,460)       9,623       (10,228)       66,561
     Future income taxes...................................          -      (35,781)            -       (95,775)
     Gain on fixed asset disposals ........................     (5,656)      (4,115)       (5,527)       (5,180)
     Gain on senior notes buy-back.........................          -            -             -       (18,294)
     Loss on disposal of investments ......................          -        5,760             -         5,760
     Other items...........................................        910        5,444         2,076         6,193
                                                             ---------    ---------     ---------     ---------

     Working capital used in operations....................    (23,857)     (52,040)      (66,946)     (104,350)

Net change in non-cash working capital items...............      9,142       76,109        38,900       134,868
                                                             ---------    ---------     ---------     ---------

Funds provided by operating activities.....................    (14,715)      24,069       (28,046)       30,518
                                                             ---------    ---------     ----------    ---------

Financing Activities
   Increase (decrease) in bank indebtedness ...............     16,459       (3,663)       20,510         1,309
   Senior notes buy-back...................................          -            -             -       (23,431)
   Financing cost..........................................          -         (153)       (1,101)       (1,960)
                                                             ---------    ----------    ----------    ---------

Funds provided by (used in) financing activities...........     16,459       (3,816)       19,409       (24,082)
                                                             ---------    ----------    ---------     ---------

Investing Activities
   Additions to property, plant and equipment..............    (10,012)      (3,211)      (29,612)      (43,621)
   Disposals of property, plant and equipment..............      7,209        8,631        14,274        11,048
   Other...................................................       (651)         316           298          (582)
                                                             ----------   ---------     ---------     ---------

Funds (used in) provided by investing activities...........     (3,454)       5,736       (15,040)      (33,155)
                                                             ----------   ---------     ---------     ---------

Increase (decrease) in cash................................     (1,710)      25,989       (23,677)      (26,719)
Cash, beginning of period..................................     24,309       20,287        46,276        72,995
                                                             ---------    ---------     ---------     ---------

Cash, end of period........................................  $  22,599    $  46,276     $  22,599     $  46,276
                                                             =========    =========     =========     =========

DOMAN INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS
AUDITED
(IN THOUSANDS OF DOLLARS)


                                                                                DECEMBER 31,            DECEMBER 31,
                                                                                    2002                    2001
                                                                                    ----                    ----
ASSETS

Current Assets
   Cash................................................................         $    22,599              $    46,276
   Accounts receivable.................................................              86,038                   68,432
   Inventories.........................................................             199,989                  227,264
   Prepaid expenses....................................................              10,363                    9,101
                                                                                -----------              -----------

                                                                                    318,989                  351,073

Investments............................................................               9,784                    8,489

Property, plant and equipment..........................................             485,091                  566,328

Goodwill...............................................................                   -                   10,553

Other assets...........................................................              30,062                   38,089
                                                                                -----------              -----------

                                                                                $   843,926              $   974,532
                                                                                ===========              ===========


LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current Liabilities
   Bank indebtedness...................................................         $    21,819              $     1,309
   Accounts payable and accrued liabilities ...........................             102,730                  117,603
   Accounts payable and accrued liabilities, subject to compromise                   45,366                        -
                                                                                -----------              -----------

                                                                                    169,915                  118,912

Long-term debt subject to compromise...................................             809,309                        -

Long-term debt ........................................................             252,416                1,071,954

Other liabilities......................................................              27,807                   24,530

Shareholders' Equity
   Share capital
      Preferred shares.................................................              64,076                   64,076
      Common and non-voting shares.....................................             242,942                  242,942
                                                                                -----------              -----------

                                                                                    307,018                  307,018

   Deficit.............................................................            (722,539)                (547,882)
                                                                                -----------              -----------

                                                                                   (415,521)                (240,864)
                                                                                -----------              -----------

                                                                                $   843,926              $   974,532
                                                                                ===========              ===========

DOMAN INDUSTRIES LIMITED

SUPPLEMENTAL INFORMATION
UNAUDITED


                                                          THREE MONTHS ENDED                      TWELVE MONTHS ENDED
                                                          DECEMBER 31,                            DECEMBER 31,
                                                ----------------------------------     ------------------------------------
                                                       2002               2001                   2002              2001
                                                       ----               ----                   ----              ----
Sales ($ Millions)
   Lumber.................................           $     65.9        $     69.5              $    320.9        $    354.7
   Logs...................................                 48.2              44.9                   123.3             156.5
   By-Products............................                  4.4               4.0                    19.5              20.8
                                                     ----------        ----------              ----------        ----------

Solid Wood Segment........................                118.5             118.4                   463.7             532.0
Pulp Segment..............................                 50.9              42.8                   171.2             238.0
                                                     ----------        ----------              ----------        ----------

Total Sales to external customers.........           $    169.4        $    161.2              $    634.9        $    770.0
                                                     ----------        ----------              ----------        ----------

Intersegment Sales accounted for
   at market prices.......................                 15.2              13.1                    45.3              59.1
                                                     ----------        ----------              ----------        ----------


Sales Volumes
   Lumber (MMFBM).........................                  133               137                     591               674
   Logs (km3).............................                  273               312                     782             1,064


   Pulp - NBSK (ADMT).....................               73,114            37,354                 205,296           179,093
   Pulp - Sulphite (ADMT).................               12,457            21,940                  56,349           121,874


Production Volumes
   Lumber (MMFBM).........................                  136               107                     562               554
   Logs (km3).............................                  993               277                   3,032             3,081
   Pulp - NBSK (ADMT).....................               71,350            48,389                 203,900           164,051
   Pulp - Sulphite (ADMT).................               16,061            22,097                  53,526           117,159


Average Prices
   Lumber  (per MFBM).....................           $      497        $      510              $      522        $      526
   Logs (per m3)..........................                  177               144                     158               147
   Pulp (per ADMT)........................                  595               715                     654               783


EBITDA ($ Millions)
   Solid Wood Segment.....................           $     19.1        $     (8.7)             $     78.3        $     36.7
   Pulp Segment...........................                 (6.6)             (2.4)                  (17.8)            (19.2)
   General Corporate......................                  0.7              (1.9)                   (7.1)             (5.6)
                                                     ----------        ----------              ----------        ----------

      Total...............................           $     13.2        $    (13.0)             $     53.4        $     11.9
                                                     ----------        -----------             ----------        ----------


Amortization ($ Millions)
   Solid Wood Segment.....................           $     12.4        $      6.0              $     38.3        $     42.2
   Pulp Segment...........................                  3.4               6.2                    10.2              25.0
                                                     ----------        ----------              ----------        ----------

      Total...............................           $     15.8        $     12.2              $     48.5        $     67.2
                                                     ==========        ==========              ==========        ==========


Segmented Operating Earnings (Loss) ($ Millions)
   Solid Wood Segment.....................           $      6.8        $    (14.7)             $     40.1        $     (5.5)
   Pulp Segment...........................                (10.0)             (8.6)                  (28.0)            (44.2)
                                                     -----------       ----------              ----------        ----------

      Total...............................           $     (3.2)       $    (23.3)             $     12.1        $    (49.7)
                                                     ===========       ==========              ==========        ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

1.   Going Concern

     On November 7, 2002 the Company was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the plan can be approved and implemented.

     Highlights of the Company's proposed Plan are as follows:

     (a) In exchange for their 8 3/4% and 9 1/4% Senior Unsecured Notes with an aggregate face value of US$513,000,000, plus accrued interest, Noteholders will receive a pro rata share of new 12% Junior Secured Notes totalling US$112,860,000 and new common shares representing 85% of the common equity of the restructured Company.

     (b) The remaining 15% of the new common shares will be divided between the holders of the Company's (i) Class A Preferred shares and (ii) the Class A common and the Class B non-voting shares. There will be only one class of common shares in the restructured Company and each will be entitled to one vote.

     (c) Holders of the Company's 12% Senior Secured Notes due 2004 with face value of US$160 million and the Company's $65 million secured working capital facility provided by CIT Business Credit Canada Inc. ("CIT"), will not be compromised.

     (d) The Company will authorize the issuance of a maximum US$100 million of 8% convertible secured debentures due 2007 of which up to US$65 million will be exercisable by way of a rights offering to shareholders of the restructured Company. The Tricap Restructuring Fund has provided a standby commitment of US$32.5 million under the rights offering thereby guaranteeing a minimum amount of new liquidity for the restructured Company.

     (e) All employees and creditors with claims under $10,000 are being paid in the normal course, and creditors with larger claims can expect to be paid in full as part of the plan process subject to a $23.5 million cap.

     (f) A new board of directors will be appointed that is anticipated to initially consist of eight persons of whom six will be nominees of the Senior Unsecured Noteholders, one will be a nominee of the present shareholders and one will be the Chief Executive Officer of the Company.

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of the Plan and emergence from reorganization proceedings are subject to a number of conditions.

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

     Basis of presentation:

     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If the Plan is confirmed by the Court the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.


2.   Significant Accounting Policies

     These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2001, except as disclosed in Notes 1 & 3.


3.   Adoption of New Accounting Standards

(a)  Stock-Based Compensation

     Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and Other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after

     January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award and treated as compensation expense in the period in which the award is granted. The Company was already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

(b)  Goodwill and Other Intangible Assets

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

     As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings as shown below:

                                                                                              $000
                                                                                         ---------------
     Deficit at January 1, 2002 prior to restatement                                     $      547,882
     Cumulative effect of adoption of new accounting standard                                    10,552
                                                                                         ---------------
     Deficit at January 1, 2002 after restatement                                               558,434
     Net loss for year ended December 31, 2002                                                  164,105
                                                                                         ---------------
     Deficit at December 31, 2002                                                        $      722,539
                                                                                         ===============


4.   Bank credit facility

     In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

     At December 31, 2002, of the full $65,000,000 facility that was available to the Company, $21,819,000 had been drawn down and $6,629,000 was used to support standby letters of credit.


5.   Accounts payable subject to compromise

     Accounts payable subject to compromise consist of the following (note 1):

                                                                                              $000
                                                                                          --------------
     Trade payables                                                                       $      18,634
     Interest on 8 3/4% unsecured Senior Notes                                                    15,332

   Interest on 9 1/4% unsecured Senior Notes                                                      11,400
                                                                                          --------------
                                                                                          $      45,366
                                                                                          --------------


6.   Financial restructuring costs

     The Company has incurred the following charges for costs associated with reorganizing its affairs under the protection of CCAA as follows:

                                                                                              $000
                                                                                          --------------
       Investment banking and financing                                                   $       2,599
       Legal                                                                                      1,686
       Monitoring                                                                                    81
       Accounting                                                                                    41
       Credit negotiations                                                                          229
       Write-off of deferred finance costs                                                        2,623
                                                                                          --------------
                                                                                          $       7,259
                                                                                          ==============